Exhibit 99.1
HiSoft Reports Second Quarter 2010 Results
•	Net revenues increased 64% year-over-year to US$34.7 million

•	Income from operations increased 128% year-over-year to US$4.3 million

•	Diluted earnings per American depositary share (“ADS”) was US$0.17
     BEIJING, Aug. 19 /PRNewswire-Asia-FirstCall/ — HiSoft Technology International Limited, (“HiSoft” or the “Company”) (Nasdaq: HSFT), a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China, today announced its unaudited financial results for the second quarter ended June 30, 2010.
     Second Quarter 2010 Highlights
•	Net revenues increased 63.9% year-over-year to US$34.7 million for the second quarter of 2010 from US$21.2 million for the corresponding period in 2009

•	Gross margin for the second quarter of 2010 was 37.2%, compared to 35.8% for the corresponding period in 2009

•	Income from operations increased 127.7% year-over-year to US$4.3 million for the second quarter of 2010 from US$1.9 million for the corresponding period in 2009

•	Diluted earnings per ADS was US$0.17 for the second quarter of 2010, compared to US$0.09 for the corresponding period in 2009

•	Non-GAAP diluted earnings per ADS(1) was US$0.24 for the second quarter of 2010, compared to US$0.09 for the corresponding period in 2009

(1)	Non-GAAP net income, Non-GAAP diluted earnings per ADS and related margins exclude share-based compensation expense, amortization of acquired intangible assets and change in fair value of contingent consideration payable for business acquisition. The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections of “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of the press release.

     “This was a very strong quarter as we continued along a robust growth trajectory,” said HiSoft’s Chief Executive Officer Tiak Koon Loh. “During the second quarter, we had positive momentum across all business sectors and higher levels of strategic engagement from our key customers. We are seeing a substantial increase in the volume of work coming from within the domestic China market. These results further substantiate the strength of the HiSoft model of leveraging best practices and know-how with our global clients to grow our domestic business with China enterprises.”
     HiSoft’s Chief Financial Officer Christine Lu-Wong added, “We believe our second quarter growth is indicative of our strong position in the market. We recorded strong net revenues, generated strong operating cash flow and continued to maintain days sales outstanding at levels much lower than industry norms. Building upon this advantage, while maintaining disciplined cost control, will be our main priority in the quarters ahead.”
     Second Quarter 2010 Financial Results
     Net Revenues
     Net revenues were US$34.7 million for the second quarter of 2010, an increase of 63.9% year-over-year from US$21.2 million for the corresponding period in 2009. The increase reflects a strong demand for the Company’s information technology and research and development services.
     Net Revenues by Geographic Markets
     Based on the location of clients’ headquarters, the Company’s largest geographic market, the United States and European markets, accounted for US$23.4 million or 67.3% of net revenues during the second quarter of 2010, followed by 21.3% in Japan, 6.5% in Greater China and 4.9% in Others.
     Measuring the Company’s revenues by geographic markets based on the location of the contract signing entities, Greater China accounted for 32.8% of net revenues in the second quarter of 2010, while the United States and European markets accounted for 26.4%, Japan accounted for 25.8% and Others accounted for 15.0%.
     Largest Clients
     Revenues from the Company’s top client and top five clients accounted for 13.9% and 44.8% of net revenues, respectively, during the second quarter of 2010, compared to 15.3% and 44.5% respectively, for the corresponding period in 2009.
     Gross Profit and Gross Margin
     Gross profit was US$12.9 million for the second quarter of 2010, an increase of 70.1% year-over-year from US$7.6 million for the corresponding period in 2009. During the second quarter of 2010, gross margin was 37.2%, compared to 35.8% for the corresponding period in 2009. The Company noted that gross margin was driven by strong net revenue growth and productivity improvement in service delivery during the quarter.

     Operating Expenses
     Total operating expenses, which includes general and administrative expenses as well as sales and marketing expenses, were US$8.6 million for the second quarter of 2010, an increase of 50.9% year-over-year from US$5.7 million for the corresponding period in 2009. The year-over-year increases included US$1.0 million share-based compensation expense, US$0.2 million amortization expense of intangible assets and US$0.2 million change in fair value of contingent consideration payable for M&A incurred in the second quarter of 2010.
     Operating Income and Operating Margin
     Income from operations for the second quarter of 2010 was US$4.3 million, an increase of 127.7% year-over-year from US$1.9 million for the corresponding period in 2009. Operating margin increased to 12.4% for the second quarter of 2010, compared to 8.9% for the corresponding period in 2009. The year-over-year margin improvement was primarily due to economies of scale in line with strong revenue growth.
     Provision for Income Taxes
     The provision for income taxes was US$0.7 million for the second quarter of 2010, compared to US$0.2 million for the corresponding period in 2009. For the second quarter of 2010, the effective tax rate was 14.7%, compared to 12.6% for the corresponding period in 2009. The increase in effective tax rate was due to a new tax circular: Further Clarification on Implementation of Preferential EIT Rate (“Circular 157”), issued by the State Administration of Taxation on April 21, 2010. Circular 157, appears to have the effect that an HNTE entity in a tax holiday period is entitled to pay tax at either the lower of 15% or 50% of the applicable PRC tax rate. Circular 157 is unclear as to whether its effect is retrospective but the Company notes that the State Administration of Taxation has recently taken the position that the Circular applies only to tax years commencing from January 1, 2010. Depending on the interpretation of the circular by the local tax authority, the applicable tax rate for the Company’s Beijing operating subsidiary in 2010 may increase to 12.5% from the 7.5% rate that the subsidiary used in the first quarter of 2010. The Company has now provided for a 12.5% income tax rate for the subsidiary in the first half of 2010 and will seek to determine the appropriate interpretation with the relevant tax authority during the second half of the year.
     Net Income and Earnings per ADS
     Net income was US$3.8 million for the second quarter of 2010, an increase of 122.7% from US$1.7 million for the corresponding period in 2009. Diluted earnings per ADS was US$0.17 for the second quarter of 2010, compared to US$0.09 for the corresponding period in 2009.
     Non-GAAP net income was US$5.4 million for the second quarter of 2010, an increase of 187.1% from US$1.9 million for the corresponding period in 2009. Non-GAAP diluted earnings per ADS was US$0.24 for the second quarter of 2010, compared to US$0.09 for the corresponding period in 2009.

     Cash and Cash Flow
     As of June 30, 2010, HiSoft had cash and cash equivalents and restricted cash totaling US$51.9 million. Operating cash flow for the second quarter of 2010 was an inflow of approximately US$3.1 million.
     Days sales outstanding was 85 days for the second quarter of 2010, compared to 82 days for the corresponding period in 2009.
     First Half 2010 Financial Results
      Net Revenues
     Net revenues were US$65.2 million for the first half of 2010, an increase of 52.7% year-over-year from US$42.7 million for the corresponding period in 2009.
     Gross Profit and Gross Margin
     Gross profit was US$24.0 million for the first half of 2010, an increase of 56.7% year-over-year from US$15.3 million for the corresponding period in 2009. For the first half of 2010, gross margin was 36.8%, compared to 35.9% for the corresponding period in 2009.
      Operating Expenses
     Total operating expenses were US$16.4 million, an increase of 32.1% year-over-year from US$12.4 million for the corresponding period in 2009.
     Operating Income and Operating Margin
     Income from operations for the first half of 2010 was US$7.6 million, an increase of 162.8% year-over-year from US$2.9 million for the corresponding period in 2009. Operating margin improved to 11.6% for the first half of 2010, compared to 6.8% for the corresponding period in 2009.
     Net Income and Earnings per ADS
     Net income was US$6.7 million for the first half of 2010, an increase of 135.2% from US$2.9 million for the corresponding period in 2009. Diluted earnings per ADS was US$0.30 for the first half of 2010, compared to US$0.15 for the corresponding period in 2009.
     Non-GAAP net income was US$9.3 million for the first half of 2010, an increase of 183.3% from US$3.3 million for the corresponding period in 2009. Non-GAAP diluted earnings per ADS was US$0.41 for the first half of 2010, compared to US$0.17 for the corresponding period in 2009.
     Recent Business Developments
     On June 30, 2010, HiSoft completed an initial public offering of a total of 8,510,000 ADSs at a public offering price of US$10.00 per ADS. The Company sold a total of 7,261,667 ADSs and the selling shareholders sold a total of 1,248,333 ADSs. Net proceeds to the Company from the offering were approximately

US$66.4 million, after deducting underwriting discounts and commissions as well as offering expenses payable by the Company. These proceeds were received in July of 2010.
     Outlook for Third Quarter and Full Year 2010
     For the third quarter 2010, based on current market and operating conditions, the Company expects:
•	Net revenues to be in the estimated range of US$35.5 million to US$36.5 million, representing an expected growth rate between 56.0% to 60.4% year-over-year

•	Diluted earnings per ADS to be in the estimated range of US$0.13 to US$0.14, representing an expected growth rate of between 30.0% to 40.0% year-over-year, based on 30.0 million weighted average ADSs outstanding

•	Non-GAAP diluted earnings per ADS to be in the estimated range of US$0.17 to US$0.18, representing an expected growth rate of between 54.5% to 63.6% year-over-year, based on 30.0 million weighted average ADSs outstanding
     For the full year 2010, based on current market and operating conditions, the Company expects:
•	Net revenues to be in the estimated range of US$139 million to US$142 million, representing an expected growth rate between 52.0% to 55.3% year-over-year

•	Diluted earnings per ADS to be in the estimated range of US$0.56 to US$0.59 representing an expected growth rate between 55.6% to 63.9% year-over-year, based on 26.5 million weighted average ADSs outstanding

•	Non-GAAP diluted earnings per ADS to be in the estimated range of US$0.74 to US$0.77, representing an expected growth rate of between 76.2% to 83.3% year-over-year, based on 26.5 million weighted average ADSs outstanding
     The diluted earnings per ADS outlook assumes an effective income tax rate between 13% to 15%.

     Second Quarter 2010 Conference Call Details
     HiSoft management will hold an earnings conference call at 8:00 a.m. US Eastern Time on August 19, 2010 (8:00 p.m. Beijing/Hong Kong Time on August 19, 2010). Management will discuss results and highlights of the quarter and answer questions from investors.
     The dial-in numbers for the conference call are as follows:
     U.S. Toll Free:                     +1-877-887-1134
     International Toll Number: +1-412-317-0794
     The conference call will be broadcast live over the Internet and can be accessed by clicking the following link: http://www.corpasia.net/cancast/us/index.php?id=usHSFT_8&version=e
     Additionally, an archived web cast of this call will be available on the Investor Relations section of the HiSoft web site at http://www.hisoft.com.
     About HiSoft Technology International Limited
     HiSoft Technology International Limited (NASDAQ: HSFT) is a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China. HiSoft provides its services to leading companies around the world through a combination of onshore and offshore delivery capabilities. HiSoft leverages its skilled technology specialists and client-centric delivery centers to offer customers reliable and high-quality technology solutions. For more information about HiSoft, please visit http://www.hisoft.com.
     Safe Harbor Statement
     This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond HiSoft’s control, which may cause HiSoft’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in HiSoft’s filings with the U.S. Securities and Exchange Commission. HiSoft does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

     Non-GAAP Financial Measures
     To supplement HiSoft’s consolidated financial results presented in accordance with GAAP, HiSoft uses the following measures defined as non-GAAP financial measures by the SEC: net income and diluted earnings per ADS which exclude share-based compensation expense, amortization of acquired intangible assets and change in fair value of contingent consideration payable for business acquisition. Non-GAAP net income and diluted earnings per ADS for prior periods have been reclassified so that the presentations are consistent. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.
     HiSoft believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. A limitation of using non-GAAP net income and diluted earnings per ADS is that these non-GAAP measures exclude the share-based compensation charges, amortization of acquired intangible assets and change in fair value of contingent consideration payable for business acquisition that have been and will continue to be for the foreseeable future a significant recurring expense in the business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED
Condensed Consolidated Balance Sheets (Unaudited)
(U.S. dollars in thousands, except ADS data and per ADS data)

	June	December
	30, 2010	31, 2009
ASSETS
Current Assets
Cash and cash equivalents	51,515	54,842
Restricted cash	376	335
Account receivable, net	35,783	24,473
Other current assets	62,682	2,215
Total current assets	150,356	81,865

Property, plant and equipment, net	7,176	7,203
Goodwill and intangible assets, net	16,334	12,126
Other long-term assets	4,355	3,048
Total assets	178,221	104,242

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities (including current liabilities of the consolidated variable interest entity without recourse to HiSoft Technology International Limited of $228 and $227 as of June 30, 2010 and December 31, 2009, respectively)	33,866	24,750
Other liabilities	1,810	1,401
Total liabilities	35,676	26,151
Convertible redeemable preferred shares	—	89,031
Total HiSoft Technology International Limited shareholder’s (deficit)/Equity	142,545	(10,940)
Total liabilities, Convertible redeemable preferred shares and (Deficit)/Equity	178,221	104,242

HISOFT TECHNOLOGY INTERNATIONAL LIMITED
Condensed Consolidated Statements of Operations (Unaudited)
(U.S. dollars in thousands, except ADS data and per ADS data)

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009

Net revenues	34,694	21,168	65,231	42,705
Cost of revenues	(21,794)	(13,583)	(41,212)	(27,375)
Gross profit	12,900	7,585	24,019	15,330

Operating expenses	(8,588)	(5,691)	(16,438)	(12,445)
Income from operations	4,312	1,894	7,581	2,885

Other income	117	47	243	395
Net income before income tax expenses	4,429	1,941	7,824	3,280

Income tax expenses	(650)	(244)	(1,078)	(412)
Net income	3,779	1,697	6,746	2,868

Net income per ADS
Basic	0.18	0.09	0.32	0.15
Diluted	0.17	0.09	0.30	0.15
Weighted average ADS used in calculating net income per ADS
Basic	5,085,958	4,507,097	4,909,644	4,495,370
Diluted	22,613,190	19,857,869	22,477,048	19,490,613

HISOFT TECHNOLOGY INTERNATIONAL LIMITED
Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures
(U.S. dollars in thousands, except per ADS data, ADS data and percentages)

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009

GAAP operating income	4,312	1,894	7,581	2,885
GAAP operating margin	12.4%	8.9%	11.6%	6.8%

Adjustments:
- Share-based compensation	1,227	188	1,816	406
- Amortization of acquired intangible assets	200	—	363	—
- Change in fair value of contingent consideration payable for M&A	205	—	349	—

Non-GAAP operating income	5,944	2,082	10,109	3,291
Non-GAAP operating margin	17.1%	9.8%	15.5%	7.7%

GAAP net income	3,779	1,697	6,746	2,868
GAAP net margin	10.9%	8.0%	10.3%	6.7%

Adjustments:
- Share-based compensation	1,227	188	1,816	406
- Amortization of acquired intangible assets	200	—	363	—
- Change in fair value of contingent consideration payable for M&A	205	—	349	—

Non-GAAP net income	5,411	1,885	9,274	3,274
Non-GAAP net margin	15.6%	8.9%	14.2%	7.7%

Non-GAAP net income per ADS
Basic	0.26	0.10	0.44	0.17
Diluted	0.24	0.09	0.41	0.17
Weighted average ADS used in calculating Non-GAAP net income per ADS
Basic	5,085,958	4,507,097	4,909,644	4,495,370
Diluted	22,613,190	19,857,869	22,477,048	19,490,613

HISOFT TECHNOLOGY INTERNATIONAL LIMITED
Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures
(U.S. dollars in thousands, except per ADS data, ADS data and percentages)

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009

GAAP basic net income per ADS	0.18	0.09	0.32	0.15
Adjustments:
- Share-based compensation	0.06	0.01	0.09	0.02
- Amortization of acquired intangible assets	0.01	—	0.02	—
- Change in fair value of contingent consideration payable for M&A	0.01	—	0.01	—
Non-GAAP basic net income per ADS	0.26	0.10	0.44	0.17

GAAP diluted net income per ADS	0.17	0.09	0.30	0.15
Adjustments:
- Share-based compensation	0.05	—	0.08	0.02
- Amortization of acquired intangible assets	0.01	—	0.02	—
- Change in fair value of contingent consideration payable for M&A	0.01	—	0.01	—
Non-GAAP diluted net income per ADS	0.24	0.09	0.41	0.17

For investor and media inquiries please contact:
In China:
   Mr. Ross Warner
   HiSoft Technology International Limited
   Tel:    +86-10-5987-5827
   Email: investor_relations@hiSoft.com
   Mr. Agustin Bautista
   Ogilvy Financial, Beijing
   Tel:    +86-10-8520-6166
   Email: hsft@ogilvy.com
In the U.S.:
   Ms. Jessica Barist Cohen
   Ogilvy Financial, New York
   Tel:    +1-646-460-9989
   Email: hsft@ogilvy.com
SOURCE HiSoft Technology International Limited